Via Overnight Delivery via EDGAR	July 28, 2011	ATTORNEYS AT LAW

111 HUNTINGTON AVENUE
BOSTON, MASSACHUSETTS 02199
617.342.4000 TEL
617.342.4001 FAX
foley.com

WRITER’S DIRECT LINE
617.342.4000
spravda@foley.com EMAIL

CLIENT/MATTER NUMBER
052974-0179
Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	Carbonite, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed July 28, 2011 File No. 333-174139
Ladies and Gentlemen:
          On behalf of Carbonite, Inc. (the “Company” or “Carbonite”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 28, 2011, relating to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-174139) (the “Registration Statement”) filed with the Commission on July 25, 2011.
          The Company is concurrently filing via EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”), revised to reflect the Company’s responses to the comments received by the Staff. For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 4.
Summary Consolidated Financial Information and Other Data, page 7
1.	Please revise your discussion of bookings on pages 9 and 43 to explain the limitations of the metric.

Response

In response to the Staff’s comment, the Company has revised the disclosure to explain the limitations of the bookings metric.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 46

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

Assistant Director Barbara C. Jacobs
July 28, 2011

2.	We note your additional disclosure discussing the factors that impact the profitability of your customers, and that you calculate the average cost per acquisition over the period from January 1, 2009 through June 30, 2011. Tell us your consideration of disclosing such amount for comparable periods as you have done for other measures discussed here. Disclosing this amount for comparable periods may provide context to an investor and allow for a discussion on trends the company has experienced. For guidance, refer to Section III of SEC Release No. 33-8350.

Response

In response to the Staff’s comment, the Company has revised the disclosure to provide the average cost of acquisition for each of 2008, 2009, 2010 and the six months ended June 30, 2011, and included a discussion on the variability of this cost from period to period.
Critical Accounting Policies
Stock-based compensation, page 51
3.	We note your revised disclosure on page 55 where you state you believe the exercise prices of all options granted were equal to at least the fair market value of your common stock on the date of grant. Please explain this statement to us; it contradicts the information provided in the table on page 52, which notes the grants in December 2010 and January and April 2011 were issued with exercise prices less than the respective fair market values of the common stock. Further, you note that for financial accounting purposes you have determined to apply $12.00 per share on December 16, 2010 and January 29, 2011 and $12.04 per share on April 27, 2011 as the fair market value of your common stock for purposes of valuing all stock options granted on those dates. This indicates the estimated value of the common stock on these respective dates is different than the value you are using to calculate and record the fair value of the options. Please revise this disclosure to clarify how you have reassessed the original estimated values of common stock derived from the valuations made at the respective dates, why they were reassessed, and what qualitative or quantitative adjustments were made.

Response

In response to the Staff’s comment, the Company has revised the disclosure to disclose that the Company reassessed the fair market value of the Company’s common stock with respect to option grants in December 2010, January 2011 and April 2011 in light of the January 2011 stock sale and the Company’s planned initial public offering, and made conforming changes to the disclosure regarding each option grant date. The Company has also revised the disclosure to include the adjustments that were made in connection with this reassessment.

Assistant Director Barbara C. Jacobs
July 28, 2011

4.	Your proposed disclosure in response to prior comment 13 in Exhibit A refers to authoritative guidance regarding private company valuations. If you are referring to the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” it is not authoritative guidance and should not be referred to as such. If you are referring to other guidance, tell us the guidance you are referencing. Lastly, please revise your proposed disclosure to specifically note the guidance you are referencing.

Response

In response to the Staff’s comment, the Company has revised the disclosure to delete the term “authoritative guidance,” and provides the following response to prior comment 13:

In response to the Staff’s comment, the Company advises the Staff that on July 28, 2011, the Company and its underwriters for this offering determined a preliminary range for the initial public offering price of $15.00 to $17.00 per share, the midpoint of which represents a valuation increase of approximately 32.9% over the fair value of the Company’s common stock as determined by the Company’s board of directors in connection with the options we granted in April 2011. The Company’s April 2011 common stock valuation considered the input from a third-party valuation firm that used a probability weighted analysis of discounted cash flows and comparable company valuation multiples in accordance with the AICPA Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” regarding private company valuations. The Company’s offering price range was determined in consultation with the underwriters and reflects other factors including market conditions for initial public offerings and multiples of future, projected revenue and cash flow. The Company’s private company valuation relied partially on an analysis of market multiples of equity to revenue for guideline public companies, which were then applied to the Company’s revenue in the trailing twelve month period ended March 31, 2011. In determining a price range for this offering, our underwriters employed a similar analysis, but relied on a comparison of projected revenue for the following fiscal year, which reflected the Company’s anticipated growth in revenue. The methodology for determining an offering range also does not consider a discount for lack of marketability, a weighted average cost of capital discount applied to the Company’s projected cash flows, or the potential of liquidity outcomes other than an initial public offering. In contrast, due to the nature and characteristics of a private company, the Company’s April 2011 valuation applied a 2.5% discount for lack of marketability, a 20% weighted average cost of capital discount applied against the Company’s future cash flows, and weighting the possible outcomes based on management’s estimates of the probability of each scenario occurring (initial public offering 60%, sale event 30%, and private company 9%). In the Company’s April 2011 valuation, the value per share of the Company’s common stock under an initial public offering scenario was estimated to be $13.13, whereas other outcomes, such as sale of the

Assistant Director Barbara C. Jacobs
July 28, 2011

Company or continued operation as a private company, resulted in lower estimates of value, which were then weighted based on management’s estimate of probability in determining the overall fair value per share. In addition, the determination of an offering price range relied on analysis of comparable public companies prepared by our underwriters that differed from those included as the Company’s guideline companies in the Company’s April 2011 private company valuation. Comparable public companies included in the underwriters’ analysis included less mature companies with higher revenue growth rates and companies that recently completed public offerings. Lastly, the determination of the price range of this offering included updated analysis of internal operating progress and external market conditions on a current basis and reflected the Company’s continued execution against the Company’s business and operating plan in the months since the April 2011 valuation.
Notes to the Consolidated Financial Statements
Note 10, Commitments and Contingencies
Litigation, page F-28
5.	We note your response to prior comment 22. Please revise your disclosure to specifically state whether or not there are reasonably possible losses as a result of this litigation or any other loss contingencies both asserted and unasserted, and, if so, the amount of those losses or that such an estimate of reasonably possible losses cannot be made. We refer you again to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.

Response

In response to the Staff’s comment, the Company has revised the disclosure to state that neither the ultimate outcome of this litigation nor an estimate of a probable loss or any reasonably possible losses can be assessed at this time. In addition, the Company has revised the disclosure to note that the Company is not aware of any pending legal proceeding or other loss contingency, whether asserted or unasserted, affecting the Company for which it might become liable or the outcome of which the Company expects to have a material impact on the Company.
*     *     *     *     *
          Please contact me, Paul D. Broude, Esq. or Edouard C. LeFevre, Esq. at 617-342-4000 if we can provide any information or clarification in connection with this revised draft submission.

Assistant Director Barbara C. Jacobs
July 28, 2011

Sincerely,
/s/ Susan E. Pravda

Susan E. Pravda

cc:	David Friend, Chief Executive Officer Craig Wilson, Senior Assistant Chief Accountant Melissa Kindelan, Staff Accountant Evan Jacobson, Attorney-Advisor